

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2024

Brandon Hetzel
Chief Financial Officer and Treasurer
AFC Gamma, Inc.
525 Okeechobee Boulevard, Suite 1650
West Palm Beach, FL 33401

      **Re: AFC Gamma, Inc.**
          **Form 10-K for the Fiscal Year Ended December 31, 2023**
          **File No. 001-39995**

Dear Brandon Hetzel:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction